SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

LIGHTNING GAMING, INC.

(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share

(Title of Class of Securities)

To Be Applied For

(CUSIP Number)

Brian Haveson

23 Creek Circle

Boothwyn, Pa 19061

(610) 494-5534

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Gregg Jaclin

Szaferman, Lakind, Blumstein & Blader, PC

101 Grovers Mill Road

Suite 200

Lawrenceville, NJ 08648

(609) 275-0400

December 8, 2009

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Brian Haveson

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF/OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
1,238,409
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
1,238,409
(10) SHARED DISPOSITIVE POWER
0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,238,409

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

24.25% (see Item 5 narrative below)

(14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 (the “Shares”), of Lightning Gaming, Inc., a Nevada Corporation (the “Company” or the “Issuer”). The principal executive offices of the Company are located at 23 Creek Circle, Boothwyn, PA 19061.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by and on behalf of Brian Haveson, a citizen of the United States. The present principal occupation of Mr. Haveson is serving as the Chairman, CEO, President, and a member of the Company’s Board of Directors (the “Board”).

Mr. Haveson is the direct beneficial owner of the securities covered by this Statement which are held in his name or he has the right to acquire.

During the past five years, Mr. Haveson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Haveson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of Mr. Haveson is 23 Creek Circle, Boothwyn, PA 19061.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 1, 2005, Mr. Haveson received 870,000 shares of common stock of Lightning Poker, Inc. (“Lightning Poker”) in exchange for his work as an officer of Lightning Poker and its predecessors. On October 19, 2006, Mr. Haveson paid $10,000 of his personal money for 9,091 shares of common stock of Lightning Poker. In March 2007 and January 2008, Mr. Haveson transferred an aggregate of 83,182 of his shares of common stock of Lightning Poker leaving him with a balance of 795,909 shares. Mr. Haveson received 795,909 Shares in exchange for his Lightning Poker shares as a result of the consummation of the merger (the “Merger”) of a subsidiary of the Issuer into Lightning Poker on January 29, 2008. Subsequent to the Merger, in August 2008 and December 2009, Mr. Haveson transferred an aggregate of 57,500 Shares leaving him with a balance of 738,409 Shares.

In addition, on October 19, 2006, as part of the same $10,000 transaction, Mr. Haveson received options to purchase 500,000 shares of common stock of Lightning Poker at an exercise price of $2.56 per share. These options were granted under Lightning Poker’s 2006 Equity Incentive Plan. After the Merger those options were exchanged for an equal number of the Company’s stock options under the Company’s 2007 Equity Incentive Plan on substantially the same terms and conditions (the “Options”). The Options to purchase 500,000 Shares (the “Option Shares”) were fully vested as of August 2013. The Options expire on August 8, 2017.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Haveson acquired beneficial ownership of the Shares that he owns and the Option Shares that he owns as a consequence of the consummation of the Merger.

Mr. Haveson does not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as might be proposed by him in his capacity as an officer and a member of the Board. Mr. Haveson reserves the right in the future to formulate any such plans or proposals, and to take any actions with respect to his investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) Mr. Haveson owns 738,409 Shares and owns 500,000 Option Shares. These Shares and Option Shares represent an aggregate beneficial ownership of approximately 24.25% of the Issuer's common stock (when including the Option Shares that have not yet been exercised. The current amount of Shares outstanding is 4,607,474). Mr. Haveson has the sole voting and dispositive power over the Shares and Option Shares owned by him.

(c) Mr. Haveson acquired 795,909 Shares and 500,000 Option Shares as a consequence of the Merger. Subsequent to the Merger, in August 2008 and December 2009, Mr. Haveson transferred an aggregate of 57,500 Shares leaving him with a balance of 738,409 Shares. The 500,000 Option Shares were fully vested as of August 2013.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2015

By:	/s/ Brian Haveson
Name: Brian Haveson